ITEM 77H. Obtaining Control of Credit Suisse Large Cap
Growth Advisor Class

As of October 31, 2006, AIG Federal Savings Bank Cust FBO
Loudoun Healthcare Inc. 401k Plan ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of April 30, 2007, Shareholder owned 46,565.816 shares of the Fund, which represented 25.19% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.